

4208887

Secretary of State
Articles of Incorporation of a General Stock Corporation

ARTS-GS

IMPORTANT — Read Instructions before completing this form.

Filing Fee – **$100.00**

Copy Fees – First page $1.00; each attachment page $0.50; Certification Fee - $5.00

Note: Corporations may have to pay minimum $800 tax to the California Franchise Tax Board each year. For more information, go to *https://www.ftb.ca.gov*.

FILED
Secretary of State
State of California
OCT 30 2018

This Space For Office Use Only

1. Corporate Name (Go to *www.sos.ca.gov/business/be/name-availability* for general corporate name requirements and restrictions.)

The name of the corporation is Hook Hand Rum

2. Business Addresses (Enter the **complete** business addresses.)

a. Initial Street Address of Corporation - **Do not list a P.O. Box**	City (no abbreviations)	State	Zip Code
24222 Rue de Gauguin	Laguna Niguel	CA	92677
b. Initial Mailing Address of Corporation, **if different than item 2a**	City (no abbreviations)	State	Zip Code
30262 Crown Valley Parkway, Unit 392	Laguna Niguel	CA	92677

3. Service of Process (Must provide either Individual **OR** Corporation.)

INDIVIDUAL – Complete Items 3a and 3b only. Must include agent's full name and California street address.

a. California Agent's First Name (if agent is **not** a corporation)	Middle Name	Last Name	Suffix
Daniel		Olson	

b. Street Address (if agent is **not** a corporation) - **Do not enter a P.O. Box**	City (no abbreviations)	State	Zip Code
24222 Rue de Gauguin	Laguna Niguel	CA	92677

CORPORATION – Complete Item 3c. Only include the name of the registered agent Corporation.

c. California Registered Corporate Agent's Name (if agent is a corporation) – Do not complete Item 3a or 3b

4. Shares (Enter the **number of shares** the corporation is authorized to issue. **Do not** leave blank or enter zero (0).)

This corporation is authorized to issue only one class of shares of stock.
The total number of shares which this corporation is authorized to issue is 10,000,000.

5. Purpose Statement (Do not alter the Purpose Statement.)

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

6. Read and Sign Below (This form must be signed by each incorporator. **See instructions for signature requirements.**)

[signature]
Signature

Scott Olson
Type or Print Name